December 2012
Pricing Sheet dated December 28, 2012 relating to Preliminary Terms No. 469 dated December 4, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

Enhanced Trigger Jump Securities Based on the Value of the EURO STOXX 50® Index due December 28, 2017
PRICING TERMS – DECEMBER 28, 2012
Issuer:	Morgan Stanley
Aggregate principal amount:	$7,800,000
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	December 28, 2012
Original issue date:	January 3, 2013 (3 business days after the pricing date)
Maturity date:	December 28, 2017
Underlying index:	EURO STOXX 50® Index
Payment at maturity:	$10 + index return amount. This payment may be greater than or less than the stated principal amount.
Index return amount:
If the final index value is above the downside threshold value, the index return amount will equal:
$10 x [the greater of (i) the index percent change and (ii) the fixed percentage]
If the final index value is at or below the downside threshold value, the index return amount will equal:
$10 x the index percent change
In this scenario, the payment at maturity will be equal to or less than $6.50 per stated principal amount of securities and could be zero.  There is no minimum payment at maturity on the securities.

Fixed percentage:	36%
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	2,626.85, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Downside threshold value:	1,707.4525, which is 65% of the initial index value
Valuation date:	December 22, 2017, subject to adjustment for non-index business days and certain market disruption events
CUSIP:	61761H855
ISIN:	US61761H8557
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer
Per security	$10	$0.30	$9.70
Total	$7,800,000	$234,000	$7,566,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.90 per security. Please see “Syndicate Information” on page 14 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

“EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 469 dated December 4, 2012
Product Supplement for LASERS dated August 17, 2012
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.